Exhibit 99.1
Press Release
CTDC Announces Internet Availability of Proxy Materials for its 2008 Annual Meeting of Shareholders
HONG KONG — October 31, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC; “we”, “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced the Internet availability of proxy materials for its 2008 Annual Meeting of Shareholders under the U.S. Securities and Exchange Commission’s new Notice and Access rule. The CTDC proxy materials can be found on its investor relations website at http://www.chinactdc.com/english/Investor/calendar/2008AGM.shtml.
As an alternative to the traditional approach of delivering a printed set of proxy materials to each shareholder, companies may now deliver a “Notice of Internet Availability of Proxy Materials” to shareholders, provide Internet access to the proxy materials, and provide a printed set of proxy materials by mail upon request, pursuant to the U.S. Securities and Exchange Commission’s new Notice and Access rule.
On October 31, 2008, a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our proxy materials, including the notice and proxy statement and 2007 Annual Report, over the Internet and how to vote electronically over the internet, by telephone, or in person at the Annual Meeting, is being mailed to the shareholders of record. We believe that the Notice and Access proxy should expedite shareholders’ receipt of proxy materials, lower the costs of the annual meeting and minimize impact on the environment.
Our proxy materials and 2007 Annual Report have been filed with the SEC and are available on the investor relations section of the Company’s website at http://www.chinactdc.com/english/Investor/calendar/2008AGM.shtml. The shareholders of record may request hard copies of the proxy materials and 2007 Annual Report free of charge by following the instructions provided in the Notice of Internet Availability of Proxy Materials or on our website.
2008 Annual Meeting of Shareholders of the Company will be held at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong on December 12, 2008 at 10:00 a.m., Hong Kong time.
Form of the Notice of Internet Availability of Proxy Materials has been incorporated as exhibit attached to the Form 6-K filed with SEC which is available at.
http://www.nasdaq.com/asp/quotes_sec.asp?selected=CTDC&symbol=CTDC.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.
For more information, please visit our website at http://www.chinactdc.com.
Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +852 3112 8461
Email: ir@chinactdc.com